================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                 TELIGENT, INC.

                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   87959Y 10 3

                                 (CUSIP Number)

                                 THOMAS O. HICKS
                   C/O HICKS, MUSE, TATE & FURST INCORPORATED
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:

                                  ERIC S. SHUBE
                             VINSON & ELKINS, L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (917) 206-8005

                                  June 6, 2001

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


================================================================================

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                 Mr. Thomas O. Hicks
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     N/A

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            IN

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HM4 Teligent Qualified Fund, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                          Delaware

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HMTF Equity Fund IV (1999), L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                             Texas

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         HM4 Teligent Private Fund, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                          Delaware

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                       HMTF Private Equity Fund IV (1999),
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                             Texas

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                          HM4/GP (1999) Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                             Texas

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HM 4-EQ Teligent Coinvestors, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                          Delaware

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HM 4-EQ (1999) Coinvestors, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                             Texas

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                       HM 4-SBS Teligent Coinvestors, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                          Delaware

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HM 4-SBS (1999) Coinvestors, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                             Texas

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                     Hicks, Muse GP (1999) Partners IV, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                             Texas

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         Hicks, Muse (1999) Fund IV, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                             Texas

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                             HM PG-IV Teligent, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                          Delaware

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         Hicks, Muse PG-IV (1999), C.V.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                       Netherlands

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                   HM Equity Fund IV/GP Partners (1999), C.V.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                       Netherlands

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         HM GP Partners IV Cayman, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    Cayman Islands

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                              HM Fund IV Cayman LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    Cayman Islands

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                            HMTF Bridge Teligent, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                          Delaware

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                           HMTF Bridge Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                          Delaware

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN

--------------------------------------------------------------------------------

CUSIP NO.  87959Y 10 3

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                            HMTF Bridge Partners, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                             Texas

--------------------------------------------------------------------------------
                                     7        Sole Voting Power               0

   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8        Shared Voting Power             0
                                     -------------------------------------------
            Person With
                                     9        Sole Dispositive Power          0
                                     -------------------------------------------

                                     10       Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                   0%

--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

This Statement constitutes Amendment No. 3 to the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on December 10, 1999 as amended by Amendment No. 1 and Amendment No. 2 filed with the SEC on July 18, 2000 and May 24, 2001, respectively (such Schedule, as so amended and restated, being the "Schedule 13D"). The Schedule 13D relates to the Class A Common Stock, par value $0.01 per share ("Common Stock") of Teligent, Inc., a Delaware corporation (the "Issuer"). In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment No. 3 sets forth the complete text of Items 4, 5, 6 and 7 of the Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         Capitalized terms used herein and not defined have the meaning set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         On December 3, 1999, Bridge LLC, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC acquired an interest in the Issuer for investment purposes. The Reporting Persons intended to continuously review their position in the Issuer and depending on future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, were prepared to consider increasing or disposing of all or a portion of their holdings.

         On June 26, 2000, as a result of an internal reorganization, Bridge LLC sold its shares of Preferred Stock, including shares received as dividends, to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, and such entities purchased such shares, as set forth below:

Name of entity                                             Number of shares
                                                         of Preferred Stock
                                                             purchased
                                                         -------------------
Qualified LLC                                                 47,149
Private LLC                                                      334
4-EQ LLC                                                         771
4-SBS LLC                                                      1,159
PG-IV LLC                                                      2,510

         The purchase price for the shares of Preferred Stock sold by Bridge LLC was equal to the original purchase price paid therefor by Bridge LLC together with an allocable portion of the interest and other expenses incurred by Bridge LLC under the Credit Agreement referred to in Item 3.

         Since June 26, 2000, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC have continuously reviewed their position in the Issuer and have decided, based on the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions, stock market conditions and the identification of a prospective purchaser, to dispose of all of their holdings in the Issuer.

         On May 2, 2001, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC executed a Stock Exchange Agreement ("Stock Exchange Agreement") with IDT Investments, Inc. ("IDT Investments"), among others. The Stock Exchange Agreement provided for Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC to sell an aggregate of 219,998 shares of Preferred Stock to IDT Investments in exchange for an aggregate of 10,007 shares of convertible preferred stock, par value $0.01 per share, of IDT Investments. The exchange of shares of

Preferred Stock in exchange for the convertible preferred stock of IDT Investments contemplated by the Stock Exchange Agreement occurred on June 6, 2001.

         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) Not applicable.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of Class A Common Stock during the past 60 days.

         (d) The right to receive dividends on, and proceeds from the sale of, the shares of Class A Common Stock which may be beneficially owned by the persons described in (a) and (b) above is governed by the limited liability company agreements and limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

         (e) Bridge LLC, Bridge Partners L.P. and Bridge Partners LLC ceased to beneficially own more than five percent of the Common Stock on June 26, 2000. All other Reporting Persons ceased to beneficially own more than five percent of the Common Stock on Jun 6, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

         Stock Purchase Agreement

         Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of November 4, 1999 between the Issuer, HMTF-IV Acquisition Corp. ("HMTF-IV") and each of the other Purchasers (as defined in the Stock Purchase Agreement) named on Schedule I thereto, the Issuer agreed to sell to HMTF-IV, and HMTF-IV agreed to purchase from the Issuer, 200,000 shares of Preferred Stock for a purchase price of $200,000,000.

         Prior to the issuance of the shares of Preferred Stock at the Closing (as defined below), pursuant to an Assignment of Rights Under Stock Purchase Agreement dated November 9, 1999 (the "Initial Assignment Agreement"), HMTF-IV assigned all of its rights, titles, interests and obligations in, to and under the Stock Purchase Agreement to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC (the "Assignees"). Following the execution and delivery of the Initial Assignment Agreement, pursuant to an Assignment of Rights Under Stock Purchase Agreement dated November 16, 1999 (the "Second Assignment Agreement"), each Assignee assigned 25% of its rights, titles, interests and obligations in, to and under the Stock Purchase Agreement to Bridge LLC.

         On December 3, 1999, at the closing held pursuant to the Stock Purchase Agreement (the "Closing"), the

Issuer sold to each of the persons listed below (the "HMTF Holders") the number of shares of Preferred Stock set forth opposite each person's name below in exchange for the purchase price set forth opposite such person's name below.

                                 NUMBER OF
        NAME OF ENTITY           SHARES PURCHASED       PURCHASE PRICE
        --------------           ----------------       --------------
Qualified LLC                    136,207                $136,207,000
Private LLC                      965                    $965,000
4-EQ LLC                         2,226                  $2,226,000
4-SBS LLC                        3,350                  $3,350,000
PG-IV LLC                        7,252                  $7,252,000
Bridge LLC                       50,000                 $50,000,000

         The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit 10.1 to the
Schedule 13D and is incorporated herein by reference.

         On June 26, 2000, Bridge LLC sold its shares of Preferred Stock, including shares received as dividends, to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, and such entities purchased such shares, as set forth below:

                                                                        NUMBER OF SHARES OF PREFERRED STOCK
                        NAME OF ENTITY                                               PURCHASED
                        --------------                                  -----------------------------------
                        Qualified LLC                                                  47,149
                         Private LLC                                                    334
                           4-EQ LLC                                                     771
                          4-SBS LLC                                                    1,159
                          PG-IV LLC                                                    2,510

         On June 26, 2000, Bridge Partners L.P. repaid the borrowing under the Credit Agreement referred to in Item 3 with the proceeds of the sale of its shares of Preferred Stock to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, as set forth above.

         Registration Rights

         At Closing, the Issuer and the holders of Preferred Stock entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to effect three "demand" registrations at the request of the holders of a majority of the Registrable Securities held by the HMTF Holders and any direct or indirect transferee of any Registrable Securities held by the HMTF Holders, provided that each such demand registration must be in respect of Registrable Securities (as defined below) with a fair market value of at least $50,000,000 and provided that certain other restrictions are met. In addition, the Purchasers have certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act").

         "Registrable Securities" means (a) the Preferred Stock purchased pursuant to the Stock Purchase Agreement, plus any additional shares of Preferred Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Preferred Stock, (b) the Class A Common Stock issued upon conversion of such Preferred Stock, plus any additional shares of Class A Common Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Class A Common Stock and (c) any securities that the Issuer or any successor entity into which such Class A Common Stock or such Preferred Stock may be converted or changed.

         The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as
Exhibit 10.2 to the Schedule 13D and is incorporated herein by reference.

         Certificate of Designation

         As contemplated by the Stock Purchase Agreement, the Board of Directors of the Issuer approved and adopted the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 7 3/4% Cumulative Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") to create the series of Preferred Stock. Under the Certificate of Designation, the shares of Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all shares of Class A Common Stock and to each other class of capital stock or preferred stock of the Issuer, the terms of which do not expressly provide that it ranks senior to or on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer; (ii) on a parity with additional shares of Preferred Stock issued by the Issuer and each other class of capital stock or series of preferred stock of the Issuer issued by Issuer, the terms of which expressly provide that such class or series will rank on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation; and (iii) junior to each class of capital stock or series of preferred stock of the Issuer issued by the Issuer, the terms of which expressly provide that such class or series will rank senior to the shares of Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation.

         The holders of the shares of Preferred Stock will be entitled to receive with respect to each share of Preferred Stock, out of funds legally available for the payment of dividends, dividends at a rate per annum of 7-3/4% of the then-effective Liquidation Preference (as defined below). Such dividends shall be cumulative from the date of issuance of the Preferred Stock and shall be payable quarterly in arrears. The Issuer shall make any dividend payments with respect to any period (i) prior to November 30, 2004, by delivery of shares of Preferred Stock, and (ii) after November 30, 2004, (a) in cash, (b) by delivery of shares of Preferred Stock or (c) through any combination of the foregoing.

         The holders of shares of Preferred Stock will have the right, generally, at any time, to convert any or all their shares of Preferred Stock into a number of fully paid and nonassessable shares of Class A Common Stock equal to the then effective Liquidation Preference thereof plus accrued and unpaid dividends to the date of conversion divided by the Conversion Price in effect at the time of conversion.

         The shares of Preferred Stock may be redeemed at any time commencing on or after November 30, 2004 (or earlier, if, under the Certificate of Designation, certain conditions relating to a Change of Control (as defined in the Certificate of Designation) shall have occurred), in whole or from time to time in part, at the election of the Issuer, at a redemption price payable in cash equal to 100% (or, under certain conditions described below relating to a Change of Control, 101%) of the then effective Liquidation Preference plus accrued and unpaid dividends from the last dividend payment date to the date fixed for redemption. Shares of Preferred Stock (if not earlier redeemed or converted) shall be mandatorily redeemed by the Issuer on November 30, 2014, at a redemption price per share in cash equal to the then effective Liquidation Preference, plus accrued and unpaid dividends thereon from the last dividend payment date to the date of mandatory redemption.

         Upon occurrence of a "Change of Control" (as defined in the Certificate of Designation), the holders of Preferred Stock shall have the right to either
(a) continue to hold their shares of Preferred Stock or securities issued in respect of Preferred Stock in connection with such Change of Control and in compliance with the terms of the Certificate of Designation, (b) convert their shares of Preferred Stock (including shares received as a Special Payment (defined below)) and, if the Change of Control occurs prior to November 30, 2004, receive the Special Payment on such shares (the "Conversion Option") or
(c) elect to have their shares of Preferred Stock remarketed as described below (the "Remarketing Option").

         If the Conversion Option is selected with respect to a share of Preferred Stock, the holder of such share of Preferred Stock shall be deemed to have elected to convert such share in accordance with provisions of the Certificate of Designation and, if the Change of Control occurs prior to November 30, 2004, the Issuer shall issue, and the holder shall be entitled to receive, in respect of such share selected for the Conversion Option, a number of shares of Preferred Stock determined pursuant to a formula set forth in the Certificate of Designation (the "Special Payment"). Any shares of Preferred Stock received as a Special Payment may then be converted by the holder thereof as provided in the Certificate of Designation.

         If the Remarketing Option is selected with respect to a share of Preferred Stock, such holder shall be deemed to have elected to waive such holder's right to receive the Special Payment with respect to such Change of Control and the Issuer shall thereafter have the option to either (a) have such share redeemed in accordance with the provisions for optional redemption contained in the Certificate of Designation, except that the redemption price shall be 101% of the Liquidation Preference of such share plus accrued and unpaid dividends from the last dividend payment date to the redemption date, or
(b) remarket such share for the account of such holder and, if the net proceeds to such holder of such remarketing are less than 101% of the Liquidation Preference of such share plus accrued and unpaid dividends thereon from the last dividend payment date to the date payment is received by such holder in respect of such share, the Issuer shall issue to and sell for the account of such holder a sufficient number of shares of Class A Common Stock to make up such shortfall. If the Issuer does not, within 180 days after the date of the Issuer's giving written notice of its election of (a) or (b) above, settle the claim with the holder pursuant to (a) or (b) above, then the holder shall have the option, for a period of 10 business days, of electing the Conversion Option.

         The holders of the shares of Preferred Stock will be entitled to vote on all matters that the holders of the Issuer's Class A Common Stock are entitled to vote upon. In exercising these voting rights, each share of Preferred Stock shall be entitled to vote on an as-converted basis with the holders of the Issuer's Class A Common Stock. The approval of the holders of at least a majority of the then-outstanding shares of Preferred Stock, voting as one class, will be required for the Issuer to take certain actions.

         "Liquidation Preference" means an amount equal to $1,000 per share of Preferred Stock, subject to change in accordance with the provisions of the Certificate of Designation.

         The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit
10.3 to the Schedule 13D and is incorporated by reference.

         Sale of Shares of Preferred Stock

         On June 6, 2001, pursuant to the Stock Exchange Agreement, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC sold an aggregate of 219,998 shares of Preferred Stock to IDT Investments in exchange for an aggregate of 10,007 shares of convertible preferred stock, par value $0.01 per share, of IDT Investments.

         The Stock Exchange Agreement provided for the transfer to IDT Investments of all rights, powers and privileges that each of Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC enjoyed with respect to the Preferred Stock, including those entities' rights under the Registration Rights Agreement. Those rights, powers and privileges were transferred pursuant to an Assignment of Rights dated June 6, 2001 between Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC, PG-IV LLC and IDT Investments ("Assignment of Rights") and an Assignment of Stock Rights dated June 6, 2001 by Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC ("Assignment of Stock Rights").

         The foregoing descriptions of the Stock Exchange Agreement, Assignment of Rights and Assignment of Stock Rights are not, and do not purport to be, complete and are qualified in their entirety by reference to the Stock Exchange Agreement, Assignment of Rights and Assignment of Stock Rights, copies of which are filed as Exhibit 10.6, 10.7 and 10.8 to the Schedule 13D and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1: Stock Purchase Agreement, dated as of November 4, 1999, between the Issuer, HMTF-IV and each of the other Purchasers
                  (as defined in the Stock Purchase Agreement) named on Schedule
                  I thereto, relating to the purchase and sale of 7-3/4% Series
                  A Convertible Preferred Stock of Teligent, Inc.*

Exhibit 10.2: Registration Rights Agreement, dated as of November 4, 1999, between the Issuer and each of the Initial Holders (as defined in the Registration Rights Agreement).*

Exhibit 10.3:     Certificate of Designation of the Powers, Preferences and
                  Relative, Participating, Optional and Other Special Rights of
                  7-3/4% Cumulative Convertible Preferred Stock and
                  Qualifications, Limitations and Restrictions Thereof.*

Exhibit 10.4:     Credit Agreement, dated November 24, 1999, by and among HMTF
                  Bridge Partners, L.P., as Borrower, the Lenders named therein and a bank (as defined in Section 3(a)(6) of the Securities
                  Exchange Act of 1934, as amended), as Administrative Agent.
                  Exhibit 99.1: Joint Filing Agreement among the parties regarding filing of Schedule 13D.*

Exhibit 10.5      Assignment of Securities by Bridge LLC to each of Qualified
                  LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.*

Exhibit 10.6:     Stock Exchange Agreement dated May 2, 2001 between IDT
                  Investments, IDT Corporation, IDT America, Corp., IDT Ventures
                  Inc., Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and
                  PG-IV LLC, among others.*

Exhibit 10.7      Assignment of Rights dated June 6, 2001 between Qualified LLC,
                  Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC. and IDT
                  Investments.

Exhibit 10.8      Assignment of Stock Rights dated June 6, 2001 by Qualified
                  LLC, Private LLC, 4-EQ LLC, 4-SBS

                  LLC and PG-IV LLC.

Exhibit 99.1:     Joint Filing Agreement among the parties regarding filing of
                  Schedule 13D.*

* Previously filed.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.





June 20, 2001                                         *
                                   ---------------------------------------------
                                   Name:             Thomas O. Hicks



                                   * By:   /s/ David W. Knickel
                                         ---------------------------------------
                                              Name:    David W. Knickel
                                              Attorney-in-Fact

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                            HM4 TELIGENT QUALIFIED FUND, LLC


                                         By:    /s/ David W. Knickel
                                             -----------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                      HMTF EQUITY FUND IV (1999), L.P.


                                         By:  HM4/GP (1999) Partners, L.P.,
                                              its General Partner

                                         By:  Hicks, Muse GP (1999) Partners IV,
                                              L.P., its General Partner

                                         By:  Hicks, Muse (1999) Fund IV, LLC,
                                              its General Partner


                                         By:    /s/ David W. Knickel
                                            ------------------------------------
                                              Name: David W. Knickel
                                              Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                                HM4 TELIGENT PRIVATE FUND, LLC


                                             By:    /s/ David W. Knickel
                                                --------------------------------
                                             Name: David W. Knickel
                                             Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                    HMTF PRIVATE EQUITY FUND IV (1999), L.P.

                                       By:   HM4/GP (1999) Partners, L.P.,
                                             its General Partner

                                       By:   Hicks, Muse GP (1999) Partners IV,
                                             L.P., its General Partner

                                       By:   Hicks, Muse (1999) Fund IV, LLC,
                                             its General Partner


                                       By:    /s/ David W. Knickel
                                          --------------------------------------
                                          Name: David W. Knickel
                                          Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                     HM4/GP (1999) PARTNERS, L.P.

                                        By:  Hicks, Muse GP (1999) Partners IV,
                                             L.P., its General Partner

                                        By:  Hicks, Muse (1999) Fund IV, LLC,
                                             its General Partner

                                        By:  /s/ David W. Knickel
                                           -------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                          HM 4-EQ TELIGENT COINVESTORS, LLC

                                            By:    /s/ David W. Knickel
                                               ---------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                     HM 4-EQ (1999) COINVESTORS, L.P.

                                        By:  Hicks, Muse GP (1999) Partners IV,
                                             L.P., its General Partner

                                        By:  Hicks, Muse (1999) Fund IV, LLC,
                                             its General Partner

                                        By:    /s/ David W. Knickel
                                           -------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                        HM 4-SBS TELIGENT COINVESTORS, LLC

                                            By:  /s/ David W. Knickel
                                               ---------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                    HM 4-SBS (1999) COINVESTORS, L.P.

                                       By:  Hicks, Muse GP (1999) Partners IV,
                                            L.P., its General Partner

                                       By:  Hicks, Muse (1999) Fund IV, LLC,
                                            its General Partner


                                       By: /s/ David W. Knickel
                                          --------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                        HICKS, MUSE GP (1999) PARTNERS IV, L.P.

                                           By:  Hicks, Muse (1999) Fund IV, LLC,
                                                its General Partner


                                           By:  /s/ David W. Knickel
                                              ----------------------------------
                                           Name: David W. Knickel
                                           Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                          HICKS, MUSE (1999) FUND IV, LLC


                                            By:    /s/ David W. Knickel
                                               ---------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                     HM PG-IV TELIGENT, LLC


                                           By:   /s/ David W. Knickel
                                              ----------------------------------
                                           Name: David W. Knickel
                                           Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                    HICKS, MUSE PG-IV (1999), C.V.

                                        By:   HM Equity Fund IV/GP Partners
                                              (1999), C.V., its General Partner

                                        By:   HM GP Partners IV Cayman, L.P.,
                                              its General Partner

                                        By:   HM Fund IV Cayman LLC, its General
                                              Partner


                                        By:    /s/ David W. Knickel
                                           -------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                   HM EQUITY FUND IV/GP PARTNERS (1999), C.V.

                                     By:   HM GP Partners IV Cayman, L.P.,
                                           its General Partner

                                     By:   HM Fund IV Cayman LLC, its
                                           General Partner


                                     By:  /s/ David W. Knickel
                                        ----------------------------------------
                                     Name: David W. Knickel
                                     Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                       HM GP PARTNERS IV CAYMAN, L.P.

                                          By:  HM Fund IV Cayman LLC, its
                                               General Partner


                                          By:    /s/ David W. Knickel
                                             -----------------------------------
                                          Name: David W. Knickel
                                          Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                          HM FUND IV CAYMAN LLC


                                             By:    /s/ David W. Knickel
                                                 -------------------------------
                                             Name: David W. Knickel
                                             Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                          HMTF BRIDGE TELIGENT, LLC


                                           By:    /s/ David W. Knickel
                                              ----------------------------------
                                           Name: David W. Knickel
                                           Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                       HMTF BRIDGE PARTNERS, L.P.

                                         By:   HMTF Bridge Partners, LLC, its
                                               General Partner


                                         By:  /s/ David W. Knickel
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                        HMTF BRIDGE PARTNERS, LLC


                                           By:    /s/ David W. Knickel
                                              ----------------------------------
                                           Name: David W. Knickel
                                           Title: Vice President

EXHIBIT INDEX

Exhibit 10.1: Stock Purchase Agreement, dated as of November 4, 1999, between the Issuer, HMTF-IV and each of the other Purchasers
                  (as defined in the Stock Purchase Agreement) named on Schedule
                  I thereto, relating to the purchase and sale of 7-3/4% Series
                  A Convertible Preferred Stock of Teligent, Inc.*

Exhibit 10.2: Registration Rights Agreement, dated as of November 4, 1999, between the Issuer and each of the Initial Holders (as defined in the Registration Rights Agreement).*

Exhibit 10.3:     Certificate of Designation of the Powers, Preferences and
                  Relative, Participating, Optional and Other Special Rights of
                  7-3/4% Cumulative Convertible Preferred Stock and
                  Qualifications, Limitations and Restrictions Thereof.*

Exhibit 10.4:     Credit Agreement, dated November 24, 1999, by and among HMTF
                  Bridge Partners, L.P., as Borrower, the Lenders named therein and a bank (as defined in Section 3(a)(6) of the Securities
                  Exchange Act of 1934, as amended), as Administrative Agent.*

Exhibit 10.5      Assignment of Securities by Bridge LLC to each of Qualified
                  LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.*

Exhibit 10.6:     Stock Exchange Agreement dated May 2, 2001 between IDT
                  Investments, IDT Corporation, IDT America, Corp., IDT Ventures
                  Inc., Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and
                  PG-IV LLC, among others.*

Exhibit 10.7      Assignment of Rights dated June 6, 2001 between Qualified LLC,
                  Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC. and IDT
                  Investments.

Exhibit 10.8      Assignment of Stock Rights dated June 6, 2001 by Qualified
                  LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

Exhibit 99.1:     Joint Filing Agreement among the parties regarding filing of
                  Schedule 13D.*


*Previously filed.



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